# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vipshop Holdings Limited, CIK 0001529192
CUSIP: G93629106
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Vipshop Headquarters,, 128 Dingxin Road, Haizhu District, China (F4), 510220
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-13-008205
Filed by CIK 0001567926

## Reporting persons
- High Vivacity Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 8,707,142; shared voting power 0; sole dispositive power 8,707,142; shared dispositive power 0; aggregate amount beneficially owned 8,707,142 (8.8% of the class)
  Comment: 1. The shares beneficially owned by High Vivacity Holdings Limited represent 8,707,142 Class A ordinary shares directly held by High Vivacity Holdings Limited, which is ultimately wholly owned by the Nasa Stand Trust.
  2. The voting power of the ordinary shares beneficially owned represent 3.6% of the total outstanding voting power of the Issuer. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of June 30, 2025 (taking into account the number of shares that the reporting person had the right to acquire based on the options and restricted shares that shall have become vested within 60 days after June 30, 2025). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
- Arthur Xiaobo Hong: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 2,495,651; shared voting power 8,707,142; sole dispositive power 2,495,651; shared dispositive power 8,707,142; aggregate amount beneficially owned 11,202,794 (11.1% of the class)
  Comment: 1. The shares beneficially owned by Arthur Xiaobo Hong represent (i) 2,495,651 Class A ordinary shares that can be acquired by the Arthur Xiaobo Hong within 60 days after June 30, 2025 and (ii) 8,707,142 Class A ordinary shares directly held by High Vivacity Holdings Limited, which is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Arthur Xiaobo Hong has the power to direct the trustee with respect to the retention or disposal of the 8,707,142 Class A ordinary shares of the Issuer and the exercise of any voting and other rights attached thereto. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Arthur Xiaobo Hong may be deemed to beneficially own all the 8,707,142 Class A ordinary shares of the Issuer held by High Vivacity Holdings Limited.
  2. The voting power of the ordinary shares beneficially owned represent 4.6% of the total outstanding voting power of the Issuer. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of June 30, 2025 (taking into account the number of shares that the reporting person had the right to acquire based on the options and restricted shares that shall have become vested within 60 days after June 30, 2025). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

## Item 1. Issuer
Name of issuer: Vipshop Holdings Limited
Address of issuer's principal executive offices: Vipshop Headquarters, 128 Dingxin Road, Haizhu District, Guangzhou 510220, People's Republic of China

## Item 2. Person Filing
Name of person filing:
High Vivacity Holdings Limited
Arthur Xiaobo Hong
(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
For High Vivacity Holdings Limited:
Palm Grove House, P.O. Box 438
Road Town, Tortola, British Virgin Islands

For Arthur Xiaobo Hong:
Vipshop Headquarters, 128 Dingxin Road
Haizhu District, Guangzhou 510220
People's Republic of China
Citizenship:
High Vivacity Holdings Limited - British Virgin Islands
Arthur Xiaobo Hong - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
High Vivacity Holdings Limited - 8,707,142
Arthur Xiaobo Hong - 11,202,794
Percent of class:
See Row (11) of each cover page. Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 98,625,072 issued and outstanding ordinary shares (consisting of 83,064,714 Class A ordinary shares and 15,560,358 Class B ordinary shares) of the Issuer as of June 30, 2025 as a single class. In computing the percentage ownership of the Reporting Persons, the Reporting Persons have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after June 30, 2025.

As of June 30, 2025, 8,707,142 Class A ordinary shares of the Issuer were held by High Vivacity Holdings Limited, a British Virgin Islands company. High Vivacity Holdings Limited is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Arthur Xiaobo Hong has the power to direct the trustee with respect to the retention or disposal of the 8,707,142 Class A ordinary shares of the Issuer and the exercise of any voting and other rights attached thereto. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Arthur Xiaobo Hong may be deemed to beneficially own all the 8,707,142 Class A ordinary shares of the Issuer held by High Vivacity Holdings Limited.
Sole power to vote or to direct the vote: See Row (5) of each cover page.
Shared power to vote or to direct the vote: See Row (6) of each cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
LIST OF EXHIBITS

Exhibit No. Description

A Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G/A filed on February 11, 2015 by the reporting persons with the Securities and Exchange Commission)

## Signatures
- High Vivacity Holdings Limited: /s/ Arthur Xiaobo Hong, Arthur Xiaobo Hong, Director (08/14/2025)
- Arthur Xiaobo Hong: /s/ Arthur Xiaobo Hong, Arthur Xiaobo Hong (08/14/2025)